UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Albany Molecular Research, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

012423109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012423109	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Trust Company of Delaware N.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,565,189
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,565,189
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,565,189*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%**
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 012423109	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Stuart Cable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,565,189
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER 4,565,189
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,565,189*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8%**
12.	TYPE OF REPORTING PERSON IN

*Bessemer Trust Company of Delaware N.A. (“Bessemer”) is trustee of, and Mr. Stuart Cable is a special holding direction advisor to, the following trusts: the BTDEL TTEE of Thomas D’Ambra Family Trust I UAD 2/26/97 FBO Abigail D’Ambra, which holds 1,521,729.67 shares of common stock of the Issuer, (ii) the BTDEL TTEE of Thomas D’Ambra Family Trust I UAD 2/26/97 FBO Geoffrey D’Ambra, which holds 1,521,729.67 shares of common stock of the Issuer, and (iii) the BTDEL TTEE of Thomas D’Ambra Family Trust I UAD 2/26/97 FBO Agatha D’Ambra, which holds 1,521,729.66 shares of common stock of the Issuer. Bessemer, as the trustee of each of the above trusts, has sole voting and dispositive power over the shares subject to the direction of Mr. Cable as described below. Mr. Cable, as a special holding direction advisor to the trusts, has the authority to direct the trustee in the exercise of all powers with respect to the shares, including investment decisions.

CUSIP No. 012423109	13G/A	Page 4 of 11 Pages

** The percentage of class is calculated based on 30,924,480 shares, which is the number of outstanding shares of common stock as of October 31, 2012 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 012423109	13G/A	Page 5 of 11 Pages

Item 1(a).	Name of Issuer:

Albany Molecular Research, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21 Corporate Circle
P.O. Box 15098
Albany, NY 12212

Item 2(a).	Name of Persons Filing:

(i) Bessemer Trust Company of Delaware N.A. (“Bessemer”)

(ii) Stuart Cable (“Mr. Cable”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i) Address of Bessemer: 1007 Orange Street, Suite 1450, Wilmington, DE 19801

(ii) Address of Mr. Cable: 53 State Street, Boston, MA 02109

Item 2(c).	Citizenship:

Bessemer – Delaware

Mr. Cable – USA

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

012423109

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(1) Bessemer

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☒	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 012423109	13G/A	Page 6 of 11 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: .

(2) Mr. Cable

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned: 4,565,189 shares of Common Stock*

(b) Percent of class: 14.8%

(c) Number of shares as to which such person has:

(i) Shared power to vote or to direct the vote: —0—

(ii) Sole power to vote or to direct the vote: 4,565,189

(iii) Shared power to dispose or to direct the disposition of: —0—

(iv) Sole power to dispose or to direct the disposition of: 4,565,189

* Bessemer is trustee of, and Mr. Cable is a special holding direction advisor to, the following trusts: the BTDEL TTEE of Thomas D’Ambra Family Trust I UAD 2/26/97 FBO Abigail D’Ambra, which holds 1,521,729.67 shares of common stock of the Issuer, (ii) the BTDEL TTEE of Thomas D’Ambra Family Trust I UAD 2/26/97 FBO Geoffrey D’Ambra, which holds 1,521,729.67 shares of common stock of the Issuer, and (iii) the BTDEL TTEE of Thomas D’Ambra Family Trust I UAD 2/26/97 FBO Agatha D’Ambra, which holds 1,521,729.66 shares of common stock of the Issuer. Bessemer, as the trustee of each of the above trusts, has sole voting and dispositive power over the shares subject to the direction of Mr. Cable as described below. Mr. Cable, as a special holding direction advisor to the trusts, has the authority to direct the trustee in the exercise of all powers with respect to the shares, including investment decisions.

CUSIP No. 012423109	13G/A	Page 7 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.2 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 012423109	13G/A	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

Bessemer Trust Company of Delaware N.A.

By:	/s/ Catherine Anzalone
Name:	Catherine Anzalone
Title:	Vice President

Stuart Cable

/s/ Stuart Cable

CUSIP No. 012423109	13G/A	Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit	Exhibit Description
99.1	Joint Filing Agreement
99.2	Members of Group